FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 4, 2022

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

       N/A

(Translation of Registrant’s Name)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 4, 2022

GERDAU S.A.

By:	/s/ Rafael Dorneles Japur
Name:	Rafael Dorneles Japur
Title:	Executive Vice President
Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	GERDAU S.A. Quarterly Results 2Q22

99.2	Notice to Shareholders, August 3, 2022